Exhibit 3.29
CERTIFICATE OF FORMATION
OF
MSC ACQUISITION SUB, LLC
          1. The name of the limited liability company is MSC Acquisition Sub, LLC.
          2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
          3. The membership of the limited liability company shall be composed of one member. The sole member shall be iPayment, Inc.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of MSC Acquisition Sub, LLC this 27th day of March, 2008.

/s/ J. Kevin Kidd
J. Kevin Kidd
Authorized Person